ICOA                                                             111 Airport Rd.
                                                               Warwick, RI 02889
                                                             Phone: 401-352-2300
                                                               Fax: 401-352-2323

February 13, 2006


VIA TELEFAX AND REGULAR MAIL

Ms. Cheryl Grant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re:      ICOA, Inc.
         Amendment No. 2 to Form SB-2
         File No. 333-130723
         Filed December 28, 2005

Dear Ms. Grant:

         In response to certain verbal comments provided to our legal council Kirkpatrick & Lockhart regarding ICOA, Inc.'s (the "Company") Amendment 1 to Form SB-2 Registration statement filed January 30, 2006, we are providing the following letter containing our responses.


FORM SB-2

General

COMMENT 1:                 Legal Opinion - Exhibit 5.1

RESPONSE:                  The Company has added the opinion as requested.



COMMENT 2:                 Consent of Legal Council - Exhibit 23.2

RESPONSE:                  Contained in Exhibit 5.1



COMMENT 3:                 Addition of Executive Compensation for 2005

RESPONSE:                  We have added the disclosure as requested.

COMMENT 4:                 Disclosure of the most recent Cornell Capital
                           Partners transaction.

RESPONSE:                  We have added the disclosure as requested.

In addition, the Company acknowledges that:

        Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

        The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

        The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions, please feel free to contact me.

Sincerely,



/s/ Stephen N. Cummings
Stephen N. Cummings
Chief Financial Officer








                                                                     Page 2 of 2